11023842

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-52615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Korea Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of Americas, Suite 1110,
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dong Kim 201-625-3300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

G. A

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Dong Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Korea Investment & Securities America, Inc. as of and for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 5/23/2011

Signature Date

President

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 23rd DAY OF May 2011
BY [signature]
NOTARY PUBLIC

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041989
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2014

Notary Public

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Korea Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. (a wholly-owned subsidiary of Korea Investment & Securities Co., Ltd.) (the "Company") as of March 31, 2011, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 23, 2011

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$1,196,002
COMMISSIONS RECEIVABLE FROM PARENT	111,899
SECURITIES OWNED — AT FAIR VALUE — Mutual funds	1,124,609
FURNITURE AND OFFICE EQUIPMENT — AT COST — Less accumulated depreciation of $28,510	56,075
OTHER ASSETS	170,026
TOTAL ASSETS	$2,658,611

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	774,075
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 per share — 1,000 shares authorized; issued and outstanding 100 shares	1
Additional paid-in capital	2,999,999
Accumulated deficit	(1,115,464)
Total stockholder's equity	1,884,536
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,658,611

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2011

REVENUES:	
Commissions	$ 672,082
Interest	9,081
Trading	80,749
Other	29,569
Total revenues	791,481
EXPENSES:	
Employee compensation and benefits	1,672,334
Communications	225,720
Travel and transportation	187,706
Occupancy	179,139
Conferences	141,126
Professional fees	129,791
Other operating expenses	172,639
Total expenses	2,708,455
LOSS BEFORE PROVISION FOR INCOME TAXES	(1,916,974)
PROVISION FOR INCOME TAXES	130,953
NET LOSS	$ (2,047,927)

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,047,927)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	7,321
Loss from disposal of fixed assets	1,903
Deferred income taxes	459,161
Changes in assets and liabilities:	
Commissions receivable from parent	(83,046)
Securities owned — at fair value	1,717,146
Other assets	(30,580)
Accrued expenses and other liabilities	582,526
Net cash provided by operating activities	606,504
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from disposal of office equipment	1,000
Purchases of office equipment	(53,350)
Net cash used in investing activities	(52,350)
NET INCREASE IN CASH AND CASH EQUIVALENTS	554,154
CASH AND CASH EQUIVALENTS:	
Beginning of year	641,848
End of year	$ 1,196,002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes:	$ 5,300

See notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities Co., Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2011

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
STOCKHOLDER'S EQUITY — April 1, 2010	100	$1	$2,999,999	$ 932,463	$3,932,463
Net loss	—	—		(2,047,927)	(2,047,927)
STOCKHOLDER'S EQUITY — March 31, 2011	100	$1	$2,999,999	$(1,115,464)	$1,884,536

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Korea Investment & Securities America, Inc., (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Korea Investment & Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company clears all transactions on a fully disclosed basis through its clearing broker. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned — Securities owned are carried at fair value and at March 31, 2011, consist primarily of investments in open-ended mutual funds.

Income Taxes — Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Under ASC 740, *Income Taxes*, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended March 31, 2011. The Company's tax returns for the year ended March 31, 2008 through the year ended March 31, 2010 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to New York and New Jersey taxing jurisdiction.

Revenue Recognition — All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at March 31, 2011. Interest and dividend

revenues are earned from the underlying securities owned and are recorded on an accrual basis. Trading gains include unrealized gains arising from securities owned due to the resulting difference between cost and estimated fair value and are recorded in current operations.

Depreciation — Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets, which is five years.

Fair Value of Financial Instruments — In accordance with ASC 825, *Financial Instruments,* the carrying amounts reported in the statement of financial condition for securities owned, if any, are valued at fair value using quoted market prices or as determined by management. Carrying values of commissions receivable from parent, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Fair Value Measurements — The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records these financial assets and liabilities at fair value pursuant to various accounting literature including ASC 820, *Fair Value Measurements and Disclosures.*

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability

of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company applied ASC 855, *Subsequent Events*, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with ASC 855, the Company has evaluated subsequent events through the date the financial statements were issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2011, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $421,703, which exceeded the minimum requirement by $321,703. The Company's percentage of aggregate indebtedness to net capital was 183.56%.

4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2011 by financial statement line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of financial instruments	Level 1	Level 2	Level 3	Total
Mutual funds	$ 1,124,609	-	-	$ 1,124,609

There were no transfers between level 1 and level 2 or level 2 and level 1 during the year.

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to portions of net deferred tax assets as of March 31, 2011 is as follows:

	Deferred Tax Assets (Liabilities)
Trading gain — net	$ (22,780)
Depreciation	1,745
Accrued expenses	20,862
Deferred rent	16,014
Foreign tax credit	12,773
Net operating loss	777,035
Alternative minimum tax	17,439
Total deferred tax assets	823,088
Less — Valuation allowance	(823,088)
Net deferred tax assets	$ -

At March 31, 2011, the Company has net operating loss carryforwards of approximately $1,915,000 for federal income tax purposes, which will expire in the taxable year March 31, 2031.

The Company has established a full valuation allowance at March 31, 2011 because it is more likely than not that the net deferred tax assets will not be realized. The change in valuation allowance during the fiscal year ended March 31, 2011 was an increase by $823,088.

The provision (benefit) for income taxes for the year ended March 31, 2011 is summarized as follows:

	Current	Deferred	Total
Federal	$(331,335)	$ 393,388	$ 62,053
State	3,127	65,773	68,900
	$(328,208)	$ 459,161	$130,953

No material uncertain tax positions exist as of March 31, 2011.

6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Such commission income amounted to $672,082 for the year ended March 31, 2011. Related commissions receivable from the Parent as of March 31, 2011 amounted to $111,899.

7. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in October 2020. The following is a schedule of the minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2012	$ 159,796
2013	159,796
2014	159,796
2015	159,796
2016	166,198
2017 and thereafter	802,821
	$ 1,608,203

The total rental expense for the year ended March 31, 2011, aggregates approximately $166,000 and is included in occupancy expense on the statement of income.

8. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2011. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

9. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2011. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of KOREA INVESTMENT & SECURITIES CO., LTD.)

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2011

TOTAL STOCKHOLDER'S EQUITY	$ 1,884,536
NON-ALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:	
Petty cash	224
Commissions receivable	111,899
Securities owned	1,124,609
Furniture and office equipment, net	56,075
Net deferred tax assets	
Other assets	170,026
Total non-allowable assets and other capital charges	1,462,833
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	421,703
HAIRCUTS ON SECURITIES POSITIONS	
NET CAPITAL	421,703
AGGREGATE INDEBTEDNESS	774,075
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
EXCESS NET CAPITAL	$ 321,703
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	183.56 %

Note: There are no material differences between the amounts above and the amounts as reported in the Company's unaudited amended FOCUS Report as of March 31, 2011, filed on May 20, 2011. Therefore, reconciliation of the two computations is not deemed necessary.

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 23, 2011

Korea Investment & Securities America, Inc.
1350 Avenue of Americas, Suite 1110
New York, NY 10019

In planning and performing our audit of the financial statements of Korea Investment & Securities America, Inc. (a wholly-owned subsidiary of Korea Investment & Securities Co. Ltd.) (the "Company") as of and for the year ended March 31, 2011 (on which we issued our report dated May 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Board of Directors of Korea Investment & Securities America, Inc.
1350 Avenue of the Americas, Suite 1110
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Korea Investment & Securities America, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Korea Investment & Securities America, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Korea Investment & Securities America, Inc.'s management is responsible for the Korea Investment & Securities America, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended MARCH 31 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

052615 FINRA MAR
KOREA INVESTMENT & SECURITIES AMERICA INC
1350 AVENUE OF THE AMERICAS STE 1110
NEW YORK NY 10019-4702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1749.27

B. Less payment made with SIPC-6 filed (exclude interest) (643.40)
10/26/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1105.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1105.87

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

KOREA INV. & SEC. AMERICA. INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

1671

KOREA INVESTMENT & SECURITIES AMERICA INC.

1-744/260

DATE 5/18/2011

PAY TO THE ORDER OF SIPC $1,105.87

One Thousand One Hundred Five and 87/100 DOLLARS

WOORI AMERICA BANK
2053 Lemoine Avenue
Fort Lee, NJ 07024

052615 FINRA MAR
FOR General Assessment Reconciliation, Form SIPC-7

⑈001671⑈ ⑆026007443⑆ 0427008388⑈

DET NATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning APRIL, 2010 and ending MARCH, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)	$ 791,481
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	$80749
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	$11023
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	$ 91772
2d. SIPC Net Operating Revenues	$ 699709
2e. General Assessment @ .0025	$ 1749.27

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